Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 1, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari" or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
22/08/2025	9,400	403.7180	3,794,949.20	—	—	—	—	9,400	403.7180	3,794,949.20
25/08/2025	9,200	402.7134	3,704,963.28	—	—	—	—	9,200	402.7134	3,704,963.28
26/08/2025	9,300	403.5335	3,752,861.55	—	—	—	—	9,300	403.5335	3,752,861.55
27/08/2025	9,000	406.0933	3,654,839.70	—	—	—	—	9,000	406.0933	3,654,839.70
28/08/2025	9,000	410.5694	3,695,124.60	6,283	477.4508	2,999,823.38	2,569,221.80	15,283	409.8898	6,264,346.40
29/08/2025	9,400	409.3066	3,847,482.04	5,883	477.4070	2,808,585.38	2,409,148.55	15,283	409.3850	6,256,630.59
Total	55,300	405.9714	22,450,220.37	12,166	477.4296	5,808,408.76	4,978,370.35	67,466	406.5543	27,428,590.72

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till August 29, 2025, the total invested consideration has been:
•Euro 22,450,220.37 for No. 55,300 common shares purchased on the EXM
•USD 5,808,408.76 (Euro 4,978,370.35*) for No. 12,166 common shares purchased on the NYSE.

As of August 29, 2025, the Company held in treasury No. 15,773,441 common shares equal to 8.73% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until August 29, 2025, the Company has purchased a total of 5,078,486 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,669,998,288.08.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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